UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Secoo Holding Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share**

(Title of Class of Securities)

81367P 101

(CUSIP Number)

Qudian Inc.

c/o Tower A, AVIC Zijin Plaza

Siming District, Xiamen

Fujian Province 361000,

People’s Republic of China

Telephone: +86-592-5911580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, two of such American Depositary Shares representing one Class A ordinary shares, par value $0.001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81367P 101	13D	Page 2 of 14 pages

1	Names of Reporting Persons Qu Plus Plus Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,102,041
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,102,041

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,102,041*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.57% of the Class A Ordinary Shares **
14	Type of Reporting Person CO

*	Consists of 5,102,041 Class A Ordinary Shares.
**

Percentage calculated based on: (i) 18,550,770 Class A Ordinary Shares outstanding as of June 3, 2020, as disclosed in the Stock Purchase Agreement (as defined below) by the Issuer; and (ii) 5,102,041 Class A Ordinary Shares issued to Qu Plus Plus Limited in connection with the First Closing (as defined below) as contemplated by the Stock Purchase Agreement.

CUSIP No. 81367P 101	13D	Page 3 of 14 pages

1	Names of Reporting Persons Qudian Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,102,041
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,102,041

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,102,041*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.57% of the Class A Ordinary Shares **
14	Type of Reporting Person CO

*	Consists of 5,102,041 Class A Ordinary Shares owned by Qu Plus Plus.
**

Percentage calculated based on: (i) 18,550,770 Class A Ordinary Shares outstanding as of June 3, 2020, as disclosed in the Stock Purchase Agreement (as defined below) by the Issuer; and (ii) 5,102,041 Class A Ordinary Shares issued to Qu Plus Plus Limited in connection with the First Closing (as defined below) as contemplated by the Stock Purchase Agreement.

CUSIP No. 81367P 101	13D	Page 4 of 14 pages

1	Names of Reporting Persons Min Luo
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,102,041 (see Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,102,041 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,102,041* (see Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.57% of the Class A Ordinary Shares **
14	Type of Reporting Person IN

*	Consists of 5,102,041 Class A Ordinary Shares owned by Qu Plus Plus.
**

Percentage calculated based on: (i) 18,550,770 Class A Ordinary Shares outstanding as of June 3, 2020, as disclosed in the Stock Purchase Agreement (as defined below) by the Issuer; and (ii) 5,102,041 Class A Ordinary Shares issued to Qu Plus Plus Limited in connection with the First Closing (as defined below) as contemplated by the Stock Purchase Agreement.

CUSIP No. 81367P 101	13D	Page 5 of 14 pages

Item 1. Security and Issuer.

The title and class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates are the Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, two ADSs representing one Class A Ordinary Share, of Secoo Holding Limited, a company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Secoo Tower, Sanlitun Road A, No.3 Courtyard Building 2, Chaoyang District, Beijing 100027, the People’s Republic of China.

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”). The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share, and will be converted automatically into one Class A Ordinary Share upon any sale, transfer, assignment or disposition of such Class B Ordinary Share by a shareholder to any person who is not an affiliate of such shareholder. Each Class B Ordinary Share is entitled to twenty votes per share and each Class A Ordinary Share is entitled to one vote per share.

The Issuer’s ADSs, evidenced by American Depositary Receipts, two ADSs representing one Class A Ordinary Share, are listed on the NASDAQ Global Market (the “Nasdaq”) under the symbol “SECO.”

Item 2. Identity and Background.

This Statement is being filed by

(1).	Qu Plus Plus Limited (“Qu Plus Plus”), a company incorporated with limited liability under the laws of the British Virgin Islands and a wholly owned subsidiary of Qudian (as defined below);

(2).	Qudian, Inc. (“Qudian”), an exempted company incorporated under the laws of the Cayman Islands; and

(3).	Mr. Min Luo, a citizen of the People’s Republic of China (“Mr. Luo” and, together with Qu Plus Plus and Qudian, each a “Reporting Person” and collectively the “Reporting Persons”).

The principal business address of each of the Reporting Persons is Tower A, AVIC Zijin Plaza, Siming District, Xiamen, Fujian Province 361000, the People’s Republic of China.

Qudian is an exempted company incorporated under the laws of the Cayman Islands. Its principal business is operating an online platform that offers consumer finance products and other related financial and transaction services.

Qu Plus Plus is a BVI business company incorporated under the laws of the British Virgin Islands and is indirectly wholly owned by Qudian. Its principal business is to hold equity investments for Qudian.

Mr. Luo is the chairman and chief executive officer of Qudian and is a citizen of the People’s Republic of China. Mr. Luo beneficially owns all of the issued and outstanding Class B ordinary shares of Qudian, representing 76.9% of Qudian’s aggregate voting power as of March 31, 2020. His principal occupation is serving as a director and officer of Qudian.

The name, business address, citizenship, present principal occupation or employment, and name, principal business and address of his or her employer of each executive officer and director of Qu Plus Plus and Qudian is set forth on Schedule I.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 3. Source and Amount of Funds or Other Consideration.

Qu Plus Plus acquired the Class A Ordinary Shares reported herein for an aggregate of US$50,000,001.8, or US$9.80 per share (“Per Share Purchase Price”). The funds used to purchase such shares were from the working capital of Qudian Inc., otherwise no borrowed funds were used to purchase the shares of Class A Ordinary Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Consistent with such investment purposes and subject to the limitations, rules and requirements under applicable law, limitations under the charter and bylaws of the Issuer, as well as any restrictions under the transaction documents described in Item 6 below, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. Additionally, subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise.

Other than as set forth in this Statement or in the transaction documents described in Item 6 below, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any person named in Schedule I hereto, has any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each Reporting Person, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof. Calculation of the percentage of Class A Ordinary Shares beneficially owned reported herein is based on: (i) 18,550,770 Class A Ordinary Shares outstanding as of June 3, 2020, as disclosed in the Stock Purchase Agreement (as defined below) by the Issuer; and (ii) 5,102,041 Class A Ordinary Shares issued to Qu Plus Plus in connection with the First Closing (as defined below) as contemplated by the Stock Purchase Agreement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Qu Plus Plus Limited	5,102,041	21.57%	0	5,102,041	0	5,102,041
Qudian Inc.	5,102,041	21.57%	0	5,102,041	0	5,102,041
Mr. Min Luo	5,102,041	21.57%	0	5,102,041	0	5,102,041

As of the date hereof, Qu Plus Plus directly owns the 5,102,041 Class A Ordinary Shares. Qu Plus Plus is an indirectly wholly owned subsidiary of Qudian. Mr. Luo is the chairman of the board and chief executive officer of Qudian, and beneficially owns all the issued and outstanding Class B ordinary shares of Qudian, representing 76.9% of Qudian’s aggregate voting power as of March 31, 2020. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Qudian and Mr. Luo may each be deemed to beneficially own all of the 5,102,041 Class A Ordinary Shares that may be deemed to be beneficially owned by Qu Plus Plus.

(c)	Except as described in this Statement, during the past 60 days none of the Reporting Persons has not effected any transactions in the Class A Ordinary Shares.

(d)

Except as described in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

On June 3, 2020, Qu Plus Plus and the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”), pursuant to which Qu Plus Plus agrees to subscribe for and purchase from the Issuer, and the Issuer agrees to issue and sell to Qu Plus Plus, certain Class A Ordinary Shares in two separate closings.

The First Closing and the Second Closing

Subject to certain customary conditions, Qu Plus Plus agrees to subscribe for and purchase from the Issuer, and the Issuer agrees to issue and sell to Qu Plus Plus, 5,102,041 Class A Ordinary Shares (the “First Tranche Shares”) at the first closing (the “First Closing”) for an aggregate purchase price of US$50,000,001.8.

Following the First Closing, there are two possible scenarios for the issuance and sale of additional Class A Ordinary Shares at the second closing (the “Second Closing”):

•

Scenario 1: Subject to certain customary conditions and certain special closing conditions as described below (the “Special Closing Conditions”), Qu Plus Plus agrees to subscribe for and purchase from the Issuer, and the Issuer agrees to issue and sell to Qu Plus Plus, an additional 5,102,041 Class A Ordinary Shares on June 30, 2020 or such later date as agreed to in writing by the Parties (the “Second Closing Deadline”) for an aggregate purchase price of US$50,000,001.8. The Second Closing under Scenario 1, if applicable, is expected to occur on the Second Closing Deadline.

•

Scenario 2: If any of the Special Closing Conditions is not satisfied or waived but all other conditions have been satisfied or waived as of the Second Closing Deadline, Qu Plus Plus will have the right (but not the obligation) to subscribe for and purchase from the Issuer, and the Issuer will issue, sell and deliver to Qu Plus Plus, a number of Class A Ordinary Shares as elected by the Qu Plus Plus at its sole discretion (provided that such number shall not be less than 1,224,490 and shall not exceed 5,102,041) by delivering a written notice setting forth the number of Class A Ordinary Shares it elects to purchase within five (5) business days following the Second Closing Deadline, at an aggregate purchase price equal to such number of Class A Ordinary Shares multiplied by the Per Share Purchase Price. The Second Closing under Scenario 2, if applicable, is expected to occur on the tenth business day following the Second Closing Deadline.

The number of Class A Ordinary Shares the Issuer will issue to Qu Plus Plus at the Second Closing at either Scenario 1 or Scenario 2, as applicable, is referred to as the “Second Tranche Shares”.

The First Closing has been effected pursuant to the Stock Purchase Agreement on June 4, 2020 and the Issuer has issued the First Tranche Shares to Qu Plus Plus for an aggregate purchase price of US$50,000,001.8. No assurance may be given that the Second Closing will be effected pursuant to the Stock Purchase Agreement.

The Special Closing Conditions

The Special Closing Conditions include (i) the Issuer shall have duly filed with the Securities and Exchange Commission the Issuer’s annual report on Form 20-F for the year ended December 31, 2019 on or prior to June 15, 2020 (the “Company 2019 Annual Report”), (ii) the auditor of the Issuer shall have issued a report of independent registered public accounting firm setting forth its unqualified opinion of the Issuer’s audited financial statements contained in the Issuer 2019 Annual Report, and (iii) certain key metrics (including GMV, total registered customers, total revenues, net income, inventories and net assets) as reported in the Issuer 2019 Annual Report shall not be less than 95% of the amount reported for such key metric in the Issuer’s press release, dated April 30, 2020, titled “Secoo Reports Unaudited Fourth Quarter and Full Year 2019 Results” and included as Exhibit 99.1 to the Issuer’s current report on Form 6-K furnished on April 30, 2020.

Board Restructuring

The Issuer covenants to take all necessary actions to procure the resignation of an existing director of the Issuer and the appointment of a director as designated by Qu Plus Plus, such that the board of directors of the Issuer (the “Board”) will consist of seven members at the Second Closing, of which one will be appointed by Qu Plus Plus.

Lockup

In connection with the transactions contemplated by the Stock Purchase Agreement, during the period commencing on the First Closing Date and ending on the first anniversary thereof (the “Lockup Period”), Qu Plus Plus agreed not to directly or indirectly, transfer, offer, sell, assign, contract to sell, pledge, grant any option to purchase, sell any option or contract to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, make any short sale, file or otherwise submit a registration statement with respect to, engage in any heading transactions with respect to, or otherwise dispose of, the First Tranche Shares and the Second Tranche Shares (if any) (collectively, the “Purchased Shares”) or any ADSs representing the Purchased Shares, or any options or warrants to purchase any Purchased Shares or such ADSs, except for certain limited exceptions set forth therein. However, the foregoing restrictions will immediately terminate and cease to have any force or effect on the tenth business day following the Second Closing Deadline if the Second Closing has not occurred as of such date due to any reason other than Qu Plus Plus’ material breach of any representations, warranties, covenants or other agreements under the Stock Purchase Agreement that results in any of the conditions to Second Closing set forth in the Stock Purchase Agreement not being satisfied.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety.

Investor Rights Agreement

At the First Closing, on June 4, 2020, Qu Plus Plus, the Issuer and Mr. Rixue Li, the chairman and chief executive officer of the Issuer (the “Founder”) entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which Qu Plus Plus was granted certain rights with respect to the Issuer and Class A Ordinary Shares described below.

Board Representation

From and after the First Closing, Qu Plus Plus will have the right to designate, replace or remove one director of the Board. The Issuer also agrees to take necessary actions so that the Board will consist of seven members at the Second Closing, four of which will be independent directors.

Founder’s Transfer Restrictions

From and after the First Closing, the Founder agreed not to transfer, sell, assign, distribute, pledge, encumber, hypothecate, assign, exchange, or in any other way directly or indirectly dispose of any ordinary shares or other equity securities of the Issuer or other securities convertible or exercisable into, or exchangeable for, ordinary shares of the Issuer (collectively, the “Company Securities”) if the Companies Securities proposed to be transferred, when aggregated with all the Company Securities that, as of the time of the proposed transfer, have been transferred by the Founder after the date of the Investor Rights Agreement, represent (on an as-converted and as-exercised basis) more than 1,314,285 Class A Ordinary Shares (the “Founder Transfer Restrictions”). The Founder Transfer Restrictions are subject to certain customary exceptions and will cease to apply after the closing of the Call Option (defined below) if certain conditions are met.

Right of First Refusal and Tag-Along Right

From and after the First Closing, if the Founder proposes to make a transfer of the Company Securities in contravention of the Founder Transfer Restrictions, the Founder will deliver a sale notice to Qu Plus Plus and Qu Plus Plus will (A) have 5 business days to elect to exercise its right to either (i) purchase all or a part of the Company Securities proposed to be transferred by the Founder at the same per share price and on the same terms offered by the proposed purchaser (the “Right of First Refusal”) or (ii) sell to the proposed purchaser, up to a certain percentage of the number of the Company Securities proposed to be sold, at the same price per share and upon the same terms offered by the proposed purchaser, except if the proposed transfer is to be sold on the public market to unspecified purchasers (the “Tag-Along Right”), or (B) have the right to exercise the Right of First Refusal on the same date of the sale notice if the proposed transfer is to be sold on the public market to unspecified purchasers.

Preemptive Right

From and after the First Closing, if the Issuer proposes to issue any Company Securities, it will deliver a notice to Qu Plus Plus and Qu Plus Plus will have 15 business days to elect to exercise its right to purchase its pro rata share of all or any portion of the Company Securities proposed to be issued at the purchase price and on the terms stated in the notice (the “Preemptive Right”), subject to certain customary exceptions.

Debt Financing Rights

From and after the First Closing, if the Issuer or its subsidiaries proposes to obtain any debt financing other than on the public market, it will deliver a notice to Qu Plus Plus and Qu Plus Plus will have 10 business days to elect to exercise its right to provide debt financing to the Issuer or the applicable subsidiary on such terms and conditions not less favorable to the borrower than those offered by the proposed provider of debt financing (the “Private Debt Financing Right”). If the Issuer or its subsidiaries proposes to obtain any debt financing on the public market, upon delivery of notice by the Issuer or the applicable subsidiary to Qu Plus Plus, Qu Plus Plus will have 10 business days to elect to exercise its right to offer debt financing to the Issuer or the applicable subsidiary in the same amount as set forth in the Issuer’s notice, and the Issuer or the applicable subsidiary will have 10 business days to decide whether to accept Qu Plus Plus’ offer of debt financing (the “Public Debt ROFO” and together with Private Debt Financing Right, “Debt Financing Rights”). The Debt Financing Rights will not apply to any loan (a “CB Repayment Loan”) that is incurred by the Issuer to repay certain outstanding convertible notes (the “Convertible Notes”) and satisfies certain other conditions.

Call Option

The Founder grants to Qu Plus Plus the right and option (the “Call Option”) to acquire from the Founder, for an aggregate purchase price of US$50,000,000 (the “Aggregate Call Price”), a number of Class A Ordinary Shares beneficially owned by the Founder equal to the Aggregate Call Price divided by the Call Price Per Share (the “Option Shares”). “Call Price Per Share” means the higher of (i) US$26.00 per Class A Ordinary Share (corresponding to US$13.00 per ADS), and (ii) 120% of the price per Class A Ordinary Share implied by the price per ADS equal to the volume weighted average price of an ADS listed on the Nasdaq during the period consisting of consecutive thirty (30) trading days immediately prior to the date of the notice for exercising the Call Option. The Call Option is exercisable at any time during the call option period, which commences on the date of the Call Option Trigger Event, and ending on (and including) the Termination Date (as defined below). The “Call Option Triggering Event” means the first of the following to occur: (i) any portion of the aggregate amount outstanding under the Convertible Note shall have been converted into Class A Ordinary Shares at a conversion price of less than US$18.00 per Class A Ordinary Share, or converted into ADSs at a conversion price of less than US$9.00 per ADS, or converted into any Company Security other than Class A Ordinary Shares or ADSs; (ii) as of the maturity date of the Convertible Note (taking into account any extension), less than all of the aggregate amount outstanding under the Convertible Note shall have been converted into Class A Ordinary Shares or ADSs, and with respect to the portion of the aggregate amount outstanding under the Convertible Note not so converted, the Issuer shall have not repaid such portion in full with the Issuer’s own cash funds or by cash proceeds from a CB Repayment Loan; or (iii) Qu Plus Plus or any of its affiliate has validly exercised its step-in right to repay any amounts past due or cure any defaults under a CB Repayment Loan.

Certain Call Option Covenants

Without the prior written consent of Qu Plus Plus, (i) the Issuer will not authorize or issue any Class B Ordinary Shares or any other Company Securities carrying more votes than the Class A Ordinary Shares, and (ii) subject to certain exceptions, the Founder will not convert any Class B Ordinary Shares he owns into Class A Ordinary Shares or any other class that will cause the Founder to hold shares fewer than the Option Shares ((i) and (ii) collectively, the “Call Option Covenants”).

Termination of Certain Investor Rights

The provisions of the Investor Rights Agreement that provide for the Founder Transfer Restrictions, Qu Plus Plus’s right of board representation, Right Of First Refusal, Tag-Along Right, Preemptive Right, Debt Financing Rights, the Call Option and the Call Option Covenants shall automatically terminate upon (i) Qu Plus Plus and its affiliates ceasing to beneficially own, in the aggregate, Company Securities that represent certain shareholding percentage, or (ii) if the Second Closing fails to occur (other than due to the Issuer’s failure), the 10th business day following the Second Closing Deadline (the date of such termination, “Termination Date”).

Registration Rights

Qu Plus Plus will have certain customary registration rights with respect to the Purchased Shares and other ordinary shares of the Issuer owned or thereafter acquired by Qu Plus Plus pursuant to the terms as set forth in the registration rights schedule of the Investor Rights Agreement. Qu Plus Plus agrees not to exercise its registration rights as set forth in the Investor Rights Agreement at any time prior to the first anniversary of the date of the Investor Rights Agreement, subject to certain exceptions.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement. A copy of the Investor Rights Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement, dated June 3, 2020, by and among the Reporting Persons.

99.2	Stock Purchase Agreement, dated June 3, 2020, by and between Secoo Holding Limited and Qu Plus Plus Limited

99.3	Investor Rights Agreement, dated June 4, 2020, by and among Secoo Holding Limited, Qu Plus Plus Limited and Rixue Li

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 11, 2020

QUDIAN INC.

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairperson

QU PLUS PLUS LIMITED

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairperson

MIN LUO

By:	/s/ Min Luo

[Signature Page - Schedule 13D]

Schedule I

The following sets forth the name and principal occupation of each of the directors and executive officers of Qudian and Qu Plus Plus. Each of the following persons is a citizen of the People’s Republic of China, except that Mr. Shengwen Rong and Mr. Yifan Li are citizens of the United States of America and Mr. Rocky Ta-Chen Lee is a citizen of Taiwan. Unless otherwise noted, the business address of each of the following persons is c/o Tower A, AVIC Zijin Plaza, Siming District, Xiamen, Fujian Province 361000, the People’s Republic of China.

Name	Position at Reporting Person	Principal Occupation
Mr. Min Luo	Qudian: Chairman of board; chief executive officer Qu Plus Plus: Director	Chairman of board and chief executive officer of Qudian

Mr. Long Xu	Qudian: Director; senior vice president	Director and senior vice president of Qudian

Mr. Yingming Li	Qudian: Director	Director and deputy general manager of Guosheng Financial Holding, and the general manager of Shenzhen Guo Sheng Sea Before Investment Co., Limited

Mr. Shengwen Rong	Qudian: Director	Independent director

Mr. Yifan Li	Qudian: Director	Independent director Mr. Li’s business address is Room 815, 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China, 310051.

Mr. Rocky Ta-Chen Lee	Qudian: Director	Independent director; Partner of King & Wood Mallesons

Mr. Yan Gao	Qudian: Vice president of finance; financial director	Vice president of finance and the financial director of Qudian